August 20, 2018

To the attention of:

Mr. Mordechai Bignitz, CEO. OWC Pharmaceutical Research Corp.

Mr. Yossi Dagan, CFO. OWC Pharmaceutical Research Corp.

Moti and Yossi Shalom,

Unfortunately, I would like to notify you that I will be resigning from the board and audit committee at OWC Pharmaceutical Research Corp.

I would like to thank you and my colleagues on the board of directors, I had the honor to serve as a director at OWC.

My resignation from all board of directors and committee memberships is required due to my expected appointment in a banking corporation, and it constitutes a condition of acceptance.

I would like to take this opportunity to wish you success in your pathway

Best regards,

Hannah Feuer